UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: April 30, 2009

Group Overview
•	Third successive record quarter for LGL with gold production of 318,000 oz.
•	Strong performance from Lihir Island maintaining the record production levels achieved in the fourth quarter 2008.
•	Bonikro in Côte d’Ivoire increased gold production by 9% to 40,000 ounces.
Production Summary (Ozs)

Operation	Mar Quarter 09	Dec Quarter 08
Lihir Island, PNG	246,711	246,865
Mt Rawdon, QLD	25,500	24,971
Bonikro, Côte d’Ivoire*	40,100	36,735
Ballarat, VIC	5,687	6,913
Total	317,998	315,484

*	Bonikro production reported on a 100% basis
•	Total cash costs for the group reduced to $329/oz for the quarter (excluding Ballarat) maintaining LGL’s global low cost position.
•	Average realized cash gold price of $876/oz compared to $792 in the December quarter.
•	Lihir Island Million Ounce Plant Upgrade continues on schedule and budget.
Outlook
•	Group production in 2009 is expected to be in the range of 1.04–1.2 million ozs, in line with previous guidance.
•	Total cash costs per ounce for 2009 are expected to be maintained below $400/oz.

past 1 million ounces for the preceding 12 months, clearly demonstrating the outstanding performance of the group.

Managing Director’s Review
Lihir Gold Ltd (LGL) achieved its third record quarter in a row with gold production of 318,000 ounces in the three months to March, continuing the strong performance achieved in the December quarter 2008 (315,000 ounces).
The record March quarter has taken LGL past 1 million ounces of production for the preceding 12 months, clearly demonstrating the outstanding performance of the Group.
A highlight of the first quarter was the continuing strong performance at the Lihir Island operation, which again produced 247,000 ounces of gold for a quarter. The operation continues to benefit from significantly improved process plant operations, high grade ore from Phase 8 and positive grade reconciliation. Cost pressures continued to ease through the quarter and with the good production performance, unit costs at Lihir Island fell to $303/oz, down 16% from December 2008.
In Côte d’Ivoire, the Boniko mine followed its maiden quarter in December 2008 with a 9% increase in production to 40,100 ounces for the March quarter. This performance was despite restricted access to the pit caused by torrential rain, affecting both mining and processing. Positive grade reconciliation and higher recovery lifted production.
Encouraging results continue to come from the exploration activity in Côte d’Ivoire where LGL remains focused both on opportunities within trucking distance of Bonikro to support a potential expansion of the Bonikro process plant, and also other opportunities developing LGL’s large exploration portfolio.
Meanwhile at Mt Rawdon steady operational performance delivered 25,500 ounces for the quarter.
At Ballarat, the ore zones in the Central and Southern Zones were more fragmented than expected, resulting in 5,700 ounces produced for the quarter. The first stage of a review of operations was completed post quarter end and resulted in a streamlining of current operations and a re-focus of resources on the delayed development of the historically larger and higher grade Northern zone of the mine.
The Million Ounce Plant Upgrade at Lihir Island continued on schedule and budget with opportunities to accelerate key stages of the expansion being explored. The feasibility study for the power project is expected to be completed mid-year.
Overall, the strong first quarter performance of the LGL group is the culmination of operational improvements implemented at Lihir Island together with the initial benefits from the diversification and growth strategy put in place over the past two years. LGL has now established itself as a significant diversified global gold producer with a portfolio of high quality assets and exciting growth potential.
Financial Overview
Operating margins increased in the first quarter continuing the trend over the past 12 months. Gold sales totalled 292,000 ounces at an average realised cash price of $876/oz, up from $792/oz in the three months to December. Excluding Ballarat, gross cash costs for the quarter were $379/oz, enabling cash margins to expand by 28% to $497/oz.
Unit costs for all operations outside Ballarat were well below $400/oz for the quarter, with group total cash costs of $329/oz, down 7% from $353/oz in the prior quarter. This includes $351/oz at Mt Rawdon, $360/oz at Bonikro and an exceptional result at Lihir Island where costs were down to $303/oz. The stronger US dollar against the Australian dollar and the PNG Kina also contributed to reduced costs, as did the lower oil price.
Outlook
Full year production guidance for 2009 is maintained at between 1.04 – 1.2 million oz. This will include production of 770,000 – 840,000 oz from Lihir Island, approximately 130,000 – 160,000 oz from Bonikro and 90,000 – 100,000 oz from Mt Rawdon. At Ballarat, production of up to 50,000 oz will be dependent on the development of effective mining techniques in the central and southern zones and accessing commercial quantities of ore in the northern zone by the end of this year. The ongoing review at Ballarat will be more clearly defined later in the year.
Unit costs are forecast to remain below $400 per ounce for the year with lower industry cost pressures, weaker oil prices and a softer A$ all contributing to lower costs.
Overall the company is in very good shape to continue to grow its current asset base and I look forward to reporting further good progress during the year.

ARTHUR HOOD Managing Director
First Quarter Production Report for the three months to 31 March 2009       Page 3 of 12

Operations
PRODUCTION STATISTICS

								Change
								Q1 2009
			First	Fourth	Third	Second	First	From
			Quarter	Quarter	Quarter	Quarter	Quarter	Q4 2008
			2009	2008	2008	2008	2008	(%)
Lihir Island
Mining	High grade ore	kt	1,402	1,950	1,950	1,317	965	-28
	Economic grade ore	kt	911	1,642	2,451	3,130	1,113	-45
	Material moved	kt	11,104	13,049	12,035	12,057	13,518	-15

Processing	Ore milled	kt	1,591	1,578	1,685	1,614	1,277	1
	Autoclave feed	kt	1,194	1,257	1,304	1,281	961	-5
	Autoclave grade	Au g/t	7.27	7.09	6.07	4.80	5.38	2
	Recovery	%	83.6	84.0	82.2	81.8	81.1	0
	Gold poured	oz	246,711	246,865	216,371	169,693	138,525	0

Ballarat
	U/G development	mtrs	2,172	2,237	1,552	1,373	930	-3
	Gold poured	oz	5,687	6,913	2,176	614	663	-18

Mt Rawdon*
Mining	Ore mined	kt	791	892	858	807	945	-11
	Material moved	kt	2,799	2,551	2,741	2,508	2,226	10

Processing	Ore milled	kt	821	831	870	863	896	-1
	Ore grade	Au g/t	1.09	1.03	0.92	1.10	1.06	5
	Gold recovery	%	89.9	90.5	89.8	89.9	89.1	-1
	Gold poured	oz	25,500	24,971	23,837	26,806	26,801	2
	Attributable to LGL	oz	25,500	24,971	23,837	4,784		2

Kirkalocka*
Processing	Ore milled	kt			150	362	374
	Ore grade	Au g/t			1.26	1.13	1.02
	Gold recovery	%			89.0	91.7	91.8
	Gold poured	oz			7,726	12,039	10,709
	Attributable to LGL	oz			7,726	1,716

Bonikro*
Mining	Ore mined	kt	520	668	299	462	78	-22
	Material moved	kt	1,651	2,228	1,872	1,815	938	-26

Processing	Ore milled	kt	534	635				-16
	Ore grade	Au g/t	2.31	2.19				5
	Gold recovery	%	92.80	90.0				3
	Gold poured	oz	40,100	36,735				9

LGL Group Production		oz	317,998	315,484	250,110	176,807	139,188	1

*	Acquisition effective from 17 June 2008. Kirkalocka ceased production from 14 August 2008.

LIHIR ISLAND
Lihir Island followed the record gold production achieved in the prior quarter with a strong performance during the March quarter. Autoclave feed grade continued to benefit from flotation and, when coupled with solid plant performance, Lihir Island maintained record gold production levels with 246,711 ounces produced.
While mining performance was lower than expected with 11 million tonnes moved in the quarter, high grade ore supply was a healthy 1.4 million tonnes. Material movements were impacted by high rainfall in February and March, with low availability of production drill rigs and ancillary digging equipment restricting overall shovel performance. The second new RH 200 shovel was commissioned during the quarter and is expected to assist material movements recover during the balance of the year.
High grade ore was mined from Phase 8 of the pit with an average grade into the grinding circuit of 5.7 g/t, which was slightly lower than the December quarter.
The pleasing process plant performance achieved in the December quarter continued into the March quarter with 1.6 million tonnes processed through the milling circuit and 1.2 million tonnes through the autoclaves. Autoclave feed grade for the quarter was 7.3 g/t and included almost 240,000 tonnes of flotation concentrate.
Million Ounce Plant Upgrade
The project for expansion of Lihir Island production capacity to more than 1 million ounces a year proceeded in the first quarter and remains on schedule and on budget. Progress continues in engineering design, procurement and commencement of on-site planning.
Following the successful capital raising a review is being undertaken in order to accelerate key stages of the planned process plant expansion and to take advantage of changing market conditions that have led to reduced prices and shorter lead-times for components. While this is expected to bring forward some elements of the expansion, it is not expected to bring forward the overall project completion and commissioning.
The feasibility study for the power project is on track for completion mid-year. Tenders have been received for gensets and awaiting tenders for complete barge mounted units.
Exploration
Exploration drilling continued to take place between the Kapit and Lienetz pits, producing encouraging results from both within and outside the defined resource.
The project for expansion of Lihir Island production capacity to more than 1 million ounces a year proceeded in the first quarter and remains on schedule and on budget.

First Quarter Production Report for the three months to 31 March 2009        Page 5 of 12

A total of 821,000 tonnes were milled at a grade of 1.09g/t, slightly higher than the expected grade and continuing the positive grade reconciliation at Mt Rawdon.
MT RAWDON
Gold production was 25,500 ounces for the quarter with plant throughput down marginally on the December quarter due to planned maintenance on the SAG mill. A total of 821,000 tonnes were milled at a grade of 1.09 g/t, slightly higher than the expected grade and continuing the positive grade reconciliation at Mt Rawdon. Mining for the quarter sourced material from both the southern cut-back zone and from the starter pit.
BALLARAT
Production from Ballarat was only 5,687 ounces, well below plan. The mine remains constrained with both total material mined and ore mined below expectations with the shortfall mainly due to a lack of available headings.
An analysis of the initial mining operation in the early production areas in the Central and Southern zones showed that the ore near the upper and lower extremities of the resource blocks were more variable and discontinuous with less fissure veins. The tension veins also displayed poor strike continuity. This was unexpected given the positive drilling results in these areas. Consequently there have been fewer headings available to mine and the ore drives have been mined in sub-optimal positions, returning low grades and diluting the overall grade of ore into the plant.
An extensive review was initiated at Ballarat during the quarter. The first stage was completed in early April, resulting in a decision to streamline the current mining operation and re-focus resources on developing the northern zones where historically the ore zones have been larger and higher grade. Access to these areas had previously been delayed due to the late completion of ventilation infrastructure. Consequently a decision was taken to cease contract mining and scale back processing and owner-mining during the northern development phase.
Ballarat is now effectively in an extended ramp-up phase with mining and processing in the current year aimed at producing up to 50,000 ounces. However, this is dependent on the development of effective mining techniques in the central and southern zones, and accessing ore in the northern zone. Accurate assessment of factors will not be possible until later this year.

BONIKRO
The Bonikro operation in Côte d’Ivoire followed its maiden production quarter with a solid contribution of 40,100 ounces for the quarter, up from 36,700 ounces in December despite less ore mined and processed in the March quarter. Mine production was adversely affected by heavy rain, some commissioning issues with the new RH 90 shovels and the late arrival of four new 777 trucks. Process plant throughput was in line with plan but positive grade reconciliation, and better gold recovery at 92.8%, combined with a reduction of gold in circuit, lifted gold production. Ore will continue to be mainly sourced from softer oxide material until mid-year.
The workforce continues to be strengthened, including the recruitment and training of employees from local villages.
CÔTE D’IVOIRE EXPLORATION
During the quarter an additional five exploration licences were granted, increasing LGL’s exploration holdings in Côte d’Ivoire to 14 licences covering 9,107 square kilometres. In addition, there are a further 16 licences covering 10,663 square kilometre of prospective ground currently under application.
LGL’s exploration activity during the March 2009 quarter was focussed on infill resource drilling at Dougbafla East (Oumé) and extensional drilling of the Akissi-So and Assondji-So resources on the Hiré licence.
RC drilling was completed on follow-up or first pass drill programmes on the Agbalé (Hiré), Chappelle (Hiré), Hiré South West (Hiré), Hiré West (Hiré), Doudouzébi (Hiré), Central Vein (Hiré), Dougbafla Central (Oumé), Dougbafla East extension (Oumé), Bobosso (Bassawa) and prospects.
A total of 19,297 samples were collected as part of soil sampling programmes on the Tehini West and Sassandra licences.
Other significant work programmes carried out during the quarter included IP gradient array surveys over the Bobosso (Bassawa), Wabonon Hills (Bassawa) and Dougbafla (Oumé) prospects.
All significant assay results from Côte d’Ivoire drilling appear as an appendix to this report.
Oumé Permit
During the March 2009 quarter, 3,207 metres of RC drilling was undertaken, completing the Dougbafla East infill programme. The drill density on Dougbafla East is now a 25 x 25 metre pattern and work on upgrading the current 150,000 oz inferred resource to an indicated resource has commenced. Significant intersections include: 11m @ 9.2g/t Au from 20m; 20m @ 3.8g/t from surface; 37m @ 2.6g/t from 23m; and 8m @ 8.0g/t from 32m.
Hiré Permit
During the March quarter, infill and extensional RC/ diamond drilling continued on the Akissi-So and Assondji-So resources. In addition, infill drilling on the Chappelle prospect continued with the programme designed to bring down the drill spacing to a 30 x 40 metre pattern and is expected to be completed early in the June 2009 quarter. Upon completion, the drill density will be sufficiently close enough to enable an inferred resource calculation. Significant intersections include:

Akissi-So:	11m @ 6.3g/t from 150m, 7m @ 14.0g/t from 105m and 11m @ 3.6g/t from 115m;

Assondji-So:	4m @ 5.8g/t from 88m, 7m @ 8.2g/t from 95m and 4m @ 11.6g/t from 147m;

Chappelle:	12m @ 4.0g/t from 20m, 27m @ 4.5g/t from 43m and 22m @ 3.9g/t from 78m.
In addition to the resource drilling, some first pass RC drill programmes over previously untested Hiré soil anomalies were completed during the quarter. A total of 16,299 metres of drilling was completed on the Agbalè, Hiré South West, Hiré West, Doudouzébi, Central Vein anomalies. Of the assays received so far the Agbale prospect has returned the most promising results which include: 9m @ 13.1g/t from 131m; 8m @ 6.9g/t from 38m; and 7m @ 6.8g/t from 58m.
Didievi Permit
No field work was completed on the Didievi licence during the March 2009 quarter.
First Quarter Production Report for the three months to 31 March 2009       Page 7 of 12

Bassawa Permit
3,432 metres (40 holes) out of a total 10,617 metre RC drilling programme were completed during the quarter on the Bobosso prospect. The most significant results are from the core of the anomaly and the mineralisation remains open to the north east. Significant intersections include: 5m @20.6g/t from 48m; 13m @ 2.3g/t from 59m; and 2m @17g/t from 22m.
Tehini West Permit
Infill soil sampling on a 50 x 200 metre grid was completed during the March 2009 quarter. A total of 14,083 samples were collected and all results returned. The results have identified nine gold-in-soil anomalies ranging between 1 and 4 kilometres in length. Both geological mapping and trenching programmes are currently being planned and are expected to be completed in the June 2009 quarter.
Sassandra
A regional soil sampling programme was completed in the March 2009 quarter. 5,214 of a planned 6,000 samples were collected on a 100 x 800 metre grid. No results have been received to date.

Financial Data
SALES

							Change
		First	Fourth	Third	Second	First	Q1 2009
		Quarter	Quarter	Quarter	Quarter	Quarter	From
		2009	2008	2008	2008	2008	Q4 2008
							(%)
Lihir Island
Gold sold	oz	225,350	264,792	200,480	170,697	129,515	-15
Price — spot	$/oz	910	813	865	900	928	+12

Ballarat
Gold sold	oz	6,187	5,149	1,855	631	761	+20
Price — spot	$/oz	874	803	853	912	946	+9

Mt Rawdon
Gold sold (LGL only)	oz	25,337	25,959	24,599	4,941		-2
Price — spot	$/oz	905	791	865	975		+14

Kirkalocka
Gold sold (LGL only)	oz			10,487	2,198
Price — spot	$/oz			911	983

Bonikro
Gold sold	oz	35,231	26,863				+31
Price — spot	$/oz	915	798				+15

LGL Group
Gold sold (LGL only)	oz	292,105	322,762	237,421	178,467	130,276	-9
Price — realised cash	$/oz	876	792	847	903	928	+11
Price — spot	$/oz	910	810	867	903	928	+12
A total of 292,105 ounces were sold in the quarter, at an average cash price of $876/oz. This included hedge deliveries of 20,015 ozs in the quarter at an average price of A$598/oz. The remainder of the hedge book, 95,782 ozs, is due to be delivered at A$600 over the next six quarters.
Corporate
On 4 March 2009, LGL successfully completed an institutional placement raising US$325 million.
The placement was conducted at a fixed price of A$3.00 per share, which represented a 9.4% discount to the closing price on 3 March 2009. A Share Purchase Plan was also completed in mid April raising approximately A$25 million. Proceeds of the issue will be used to accelerate key stages of the planned process plant expansion at Lihir Island in PNG, position the company for further growth opportunities that emerge, including in West Africa, and to provide continued financial strength and flexibility for the group.
First Quarter Production Report for the three months to 31 March 2009   Page 9 of 12

Financial Data continued
COSTS

							Change
		First	Fourth	Third	Second	First	Q1 2009
		Quarter	Quarter	Quarter	Quarter	Quarter	From
		2009	2008	2008	2008	2008	Q4 2008
							(%)
Lihir Island
Gross cash cost	$/oz	365	423	538	594	713	-14
Total cash costs	$/oz	303	362	411	417	462	-16

Mt Rawdon
Gross cash cost	$/oz	402	363	499	465	399	+11
Total cash costs	$/oz	351	332	459	455	397	+6

Kirkalocka
Gross cash cost	$/oz			292	392	398
Total cash costs	$/oz			292	388	387

Bonikro
Gross cash cost	$/oz	319	300				+6
Total cash costs	$/oz	360	307				+17

Group* (excl. Ballarat)
Gross cash cost	$/oz	379	403	527	589	713	-6
Total cash costs	$/oz	329	353	412	417	462	-7

*	The Ballarat operation was not in commercial production prior to January 2009. If unit costs for Ballarat for the March quarter of $2,775/oz are included then gross cash cost and total cash cost for the group were $447/oz and $398/oz respectively.
Total cash costs for the group for the quarter were $329/oz, excluding Ballarat, down 7% from $353 in the December quarter, reaffirming LGL’s low cost producer status.
Lihir Island cash costs for the quarter were an impressive $303/oz, down from $362/oz in the December quarter, despite a steady production performance. Aggregate cash costs were down 14% with the decrease partly attributable to a lower fuel price and fuel consumption, weaker exchange rates, particularly the fall of the PGK against the US$, and timing of maintenance expenditure.
At Mt Rawdon, total cash costs were $351/oz for the quarter, compared with $332/oz for the December quarter, and gross cash costs rose 11% to $402/oz. High drilling costs and an unscheduled mill shutdown contributed to the higher costs.
The Bonikro mine completed its first full quarter of operation with gross cash costs of $319/oz, in line with expectations. Total cash costs were higher at $360/oz for the quarter reflecting a significant reduction of gold in circuit and drawing on stockpiled ore when the heavy rain restricted access to broken ore in the pit.
The Ballarat operation was deemed commercial from 1 January 2009. However, following the completion of stage one of an ongoing review of the mine, current operations have been streamlined and resources re-focused on developing the northern zones. This is effectively extending the ramp-up phase at Ballarat and the current unit costs are not considered reflective of the future cost basis when operating at expected levels following the northern development phase.

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE

Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS

Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares

•	585,984 listed restricted executive shares
DIRECTORS

Ross Garnaut — Chairman
Arthur Hood — Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY

Stuart MacKenzie
First Quarter Production Report for the three months to 31 March 2009   Page 11 of 12

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd and Brad Cox. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Brad Cox is a member of The Australian Institute of Mining and Metallurgy and is a full time employee of Ballarat Goldfields Pty Ltd in the role of Group Resource Geologist for the company. Mr Cox has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Brad Cox consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Lihir Gold Limited
Full drilling results for Côte d’Ivoire for the three months ended 31 March 2009.
Please note: These results should be read in conjunction with the First Quarter 2009 Production Report.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Bassawa	Bobosso	BRC077	REVC	943 366	380 474	275	-60	115	82	0	82				—
Bassawa	Bobosso	BRC078	REVC	943 386	380 448	274	-60	115	93	0	93				—
Bassawa	Bobosso	BRC079	REVC	943 387	380 407	276	-60	115	90	0	90	13	14	1	1.02
												24	27	3	1.26
Bassawa	Bobosso	BRC080	REVC	943 399	380 370	276	-60	115	87	0	87	46	47	1	1.76
Bassawa	Bobosso	BRC081	REVC	943 409	380 329	279	-60	115	87	0	87				—
Bassawa	Bobosso	BRC082	REVC	943 415	380 294	280	-60	115	81	0	81				—
Bassawa	Bobosso	BRC083	REVC	943 425	380 254	281	-60	115	81	0	81	2	3	1	1.10
												8	9	1	1.52
												48	53	5	20.64
Bassawa	Bobosso	BRC084	REVC	943 436	380 214	283	-60	115	81	0	81	33	34	1	1.19
												42	43	1	1.48
												47	53	6	1.22
Bassawa	Bobosso	BRC085	REVC	943 447	380 171	284	-60	115	80	0	80	11	12	1	1.07
												16	21	5	3.29
												30	32	2	2.85
												40	41	1	4.88
												59	72	13	2.29
Bassawa	Bobosso	BRC086	REVC	943 455	380 139	285	-60	115	84	0	84	21	22	1	3.60
												30	38	8	1.66
												49	50	1	1.30
												65	69	4	2.32
Bassawa	Bobosso	BRC087	REVC	943 466	380 096	287	-60	115	82	0	82	0	4	4	1.17
												74	75	1	1.01
Bassawa	Bobosso	BRC088	REVC	943 477	380 060	287	-60	115	80	0	80	23	24	1	4.40
Bassawa	Bobosso	BRC089	REVC	943 485	380 022	288	-60	115	80	0	78	21	28	7	2.20
Bassawa	Bobosso	BRC090	REVC	943 498	379 985	286	-60	114	81	0	81	67	76	9	1.98
Bassawa	Bobosso	BRC091	REVC	943 504	379 953	285	-60	115	80	0	77				—
Bassawa	Bobosso	BRC092	REVC	943 517	379 906	285	-60	112	87	0	87				—
Bassawa	Bobosso	BRC093	REVC	943 432	379 451	283	-60	110	91	0	91				—
Bassawa	Bobosso	BRC094	REVC	943 443	379 410	282	-60	115	84	0	84	7	12	5	2.76
Bassawa	Bobosso	BRC095	REVC	943 452	379 369	279	-60	113	81	0	81	28	34	6	1.08
												50	51	1	1.33
Bassawa	Bobosso	BRC096	REVC	943 464	379 338	276	-60	114	83	0	83	1	3	2	1.05
												8	11	3	1.00
												42	44	2	1.67
												62	69	7	1.81

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Bassawa	Bobosso	BRC097	REVC	943 478	379 296	276	-60	115	80	0	80	17	18	1	2.88
												22	24	2	17.16
												37	41	4	1.30
												64	66	2	1.89
Bassawa	Bobosso	BRC098	REVC	943 503	379 182	270	-60	115	87	0	87	43	44	1	1.29
Bassawa	Bobosso	BRC099	REVC	943 492	379 220	272	-60	115	87	0	87	64	66	2	2.79
												74	75	1	1.35
Bassawa	Bobosso	BRC100	REVC	943 485	379 255	274	-60	115	81	0	81	43	56	13	1.50
Bassawa	Bobosso	BRC101	REVC	943 257	379 340	275	-60	110	93	0	93	35	36	1	2.39
												46	49	3	2.09
												55	63	8	1.14
												70	71	1	2.74
												84	89	5	1.05
Bassawa	Bobosso	BRC102	REVC	943 266	379 307	275	-60	115	99	0	99	81	83	2	1.03
												97	98	1	1.02
Bassawa	Bobosso	BRC103	REVC	943 277	379 263	275	-60	114	87	0	87	2	3	1	1.23
												8	9	1	2.09
												71	75	4	1.84
Bassawa	Bobosso	BRC104	REVC	943 289	379 220	276	-60	115	90	0	90	61	64	3	1.13
												75	86	11	1.52
Bassawa	Bobosso	BRC105	REVC	943 299	379 185	276	-60	115	80	0	80	16	17	1	2.92
Bassawa	Bobosso	BRC106	REVC	943 308	379 151	260	-60	115	81	0	81	13	18	5	1.12
Bassawa	Bobosso	BRC107	REVC	943 320	379 110	259	-60	115	80	0	80				—
Bassawa	Bobosso	BRC108	REVC	943 328	379 073	258	-60	115	81	0	81	45	46	1	2.08
Bassawa	Bobosso	BRC109	REVC	943 338	379 028	257	-60	115	81	0	81	7	8	1	1.45
Bassawa	Bobosso	BRC110	REVC	943 347	378 990	255	-60	115	81	0	81	35	49	14	1.25
Bassawa	Bobosso	BRC111	REVC	943 357	378 952	253	-60	115	87	0	87	56	57	1	1.27
Bassawa	Bobosso	BRC112	REVC	943 369	378 910	251	-60	115	86	0	86	74	75	1	1.20
												76	77	1	1.05
Bassawa	Bobosso	BRC113	REVC	943 378	378 876	249	-60	115	84	0	84				—
Bassawa	Bobosso	BRC114	REVC	943 389	378 843	247	-60	115	80	0	80				—
Bassawa	Bobosso	BRC115	REVC	943 047	379 347	266	-60	115	80	0	80	0	1	1	1.07
												56	57	1	2.39
												61	65	4	1.29
Bassawa	Bobosso	BRC116	REVC	943 052	379 303	265	-60	115	80	0	80				—
Bassawa	Bobosso	BRC117	REVC	943 068	379 268	264	-60	115	84	0	84	10	11	1	1.04
Bassawa	Bobosso	BRC118	REVC	943 079	379 226	262	-60	115	84	0	84				—

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Bassawa	Bobosso	BRC119	REVC	943 093	379 189	261	-60	115	84	0	84	0	1	1	1.18
												9	10	1	3.97
												40	41	1	1.03
												72	73	1	1.54
Bassawa	Bobosso	BRC120	REVC	943 100	379 153	263	-60	115	84	0	84	1	2	1	1.16
Bassawa	Bobosso	BRC121	REVC	943 106	379 106	264	-60	115	81	0	81				—
Bassawa	Bobosso	BRC122	REVC	943 120	379 072	265	-60	115	81	1	81				—
Bassawa	Bobosso	BRC123	REVC	943 123	379 040	267	-60	115	84	0	84	60	61	1	1.21
Bassawa	Bobosso	BRC124	REVC	943 144	378 996	266	-60	115	84	0	84	36	38	2	1.07
												60	61	1	1.73
Bassawa	Bobosso	BRC125	REVC	943 151	378 957	265	-60	115	81	0	81				—
Bassawa	Bobosso	BRC126	REVC	943 162	378 913	263	-60	115	81	0	81	11	14	3	2.29
Bassawa	Bobosso	BRC127	REVC	943 175	378 878	262	-60	115	80	0	80	10	11	1	1.88
												17	18	1	3.24
Bassawa	Bobosso	BRC128	REVC	941 748	380 304	255	-60	115	81	0	80				—
Bassawa	Bobosso	BRC129	REVC	941 765	380 266	255	-60	115	81	0	81				—
Bassawa	Bobosso	BRC130	REVC	941 771	380 234	255	-60	115	87	0	87				—
Bassawa	Bobosso	BRC131	REVC	941 788	380 187	255	-60	115	81	0	81				—
Bassawa	Bobosso	BRC132	REVC	941 799	380 145	254	-60	115	80	0	80				—
Bassawa	Bobosso	BRC133	REVC	941 801	380 110	254	-60	115	81	0	81				—
Bassawa	Bobosso	BRC134	REVC	941 819	380 075	252	-60	115	81	0	81				—
Bassawa	Bobosso	BRC135	REVC	941 825	380 036	250	-60	105	80	0	80	26	34	8	2.72
Bassawa	Bobosso	BRC136	REVC	941 836	379 996	250	-60	105	93	0	93	7	8	1	2.82
												74	75	1	1.33
Bassawa	Bobosso	BRC137	REVC	941 846	379 955	252	-60	105	90	0	90				—
Bassawa	Bobosso	BRC138	REVC	941 857	379 920	251	-60	105	81	0	81	69	70	1	1.17
Bassawa	Bobosso	BRC139	REVC	941 869	379 879	253	-60	105	81	0	81	7	8	1	1.19
Bassawa	Bobosso	BRC140	REVC	941 472	380 573	249	-60	105	81	0	81				—
Bassawa	Bobosso	BRC141	REVC	941 480	380 522	249	-60	115	80	0	80				—
Bassawa	Bobosso	BRC142	REVC	941 493	380 493	249	-60	115	81	0	81				—
Bassawa	Bobosso	BRC143	REVC	941 504	380 448	248	-60	115	81	0	81				—
Bassawa	Bobosso	BRC144	REVC	941 523	380 398	247	-60	115	81	0	81				—
Bassawa	Bobosso	BRC145	REVC	941 533	380 373	246	-60	115	80	0	80				—
Bassawa	Bobosso	BRC146	REVC	941 537	380 331	245	-60	115	80	0	80	40	41	1	1.02
												56	63	7	1.39
Bassawa	Bobosso	BRC147	REVC	941 550	380 294	244	-60	115	80	0	80				—
Bassawa	Bobosso	BRC148	REVC	941 564	380 250	243	-60	115	80	0	80				—
Bassawa	Bobosso	BRC149	REVC	941 574	380 213	242	-60	115	80	0	80				—
Bassawa	Bobosso	BRC150	REVC	941 580	380 174	241	-60	115	80	0	80	0	1	1	1.37
Bassawa	Bobosso	BRC151	REVC	941 594	380 136	241	-60	115	80	0	80				—

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Bassawa	Bobosso	BRC152	REVC	941 603	380 097	240	-60	115	80	0	80				—
Bassawa	Bobosso	BRC153	REVC	941 612	380 054	239	-60	115	80	0	80				—
Bassawa	Bobosso	BRC154	REVC	941 627	380 022	241	-60	115	80	0	80				—
Bassawa	Bobosso	BRC155	REVC	941 640	379 931	241	-60	115	80	0	5				—
Hiré	Assondji-So	HRD444	REVC	683 431	248 269	194	-60	360		59.6	128.7	92.3	96	3.7	5.20
Hiré	Assondji-So	HRD448	REVC-DD	683 501	248 448	193	-60	360		43	171	104	105	1	8.72
												129	130	1	2.84
												158	159	1	9.62
Hiré	Assondji-So	HRD454	REVC-DD	683 528	248 472	193	-60	360		137	152.4	137	145	8	2.49
Hiré	Assondji-So	HRD456	REVC-DD	683 526	248 569	179	-60	360	123.1	89	123.1	98	101	3	12.17
												111	113	2	2.02
Hiré	Assondji-So	HRD457	REVC-DD	683 599	248 571	191	-60	360		54.7	110.7	65	66	1	1.08
												72.66	76	3.34	1.32
												82	91	9	5.15
Hiré	Akissi-So	HRD461	REVC-DD	685 726	247 658	218	-60	150		54	200.5	93	95	2	1.36
Hiré	Akissi-So	HRD462	REVC-DD	685 797	247 683	215	-60	150		0	179.6	46	47	1	1.17
												142.94	143.8	0.86	22.80
												150	161	11	6.25
Hiré	Assondji-So	HRC463	REVC	683 602	248 646	188	-60	0		1	106	92	93	1	1.69
Hiré	Assondji-So	HRC464	REVC	683 436	248 247	194	-60	0		2	99	86	88	2	57.65
												91	92	1	2.16
Hiré	Assondji-So	HRC465	REVC	683 459	248 248	196	-60	0		0	79				—
Hiré	Assondji-So	HRC466	REVC	683 441	248 297	195	-60	0		1	121	99	106	7	2.63
Hiré	Akissi-So	HRC467	REVC	685 807	247 774	216	-60	150		2	130				—
Hiré	Akissi-So	HRC468	REVC	685 472	247 461	212	-60	150		1	103	35	36	1	1.65
												71	72	1	27.80
												75	81	6	3.55
												85	90	5	1.68
Hiré	Akissi-So	HRC469	REVC	685 777	247 743	216	-60	150		0	124	105	112	7	13.99
Hiré	Akissi-So	HRC470	REVC	685 747	247 691	217	-60	150		1	129				—
Hiré	Akissi-So	HRC471	REVC	685 866	247 806	215	-60	150		1	133	113	118	5	6.17
Hiré	Assondji-So	HRC472	REVC	683 200	248 376	170	-60	0	100	0	100				—
Hiré	Akissi-So	HRD473	REVC-DD	685 716	247 641	218	-60	150		2	96.5	64	65	1	1.27
												73	80	7	1.15
Hiré	Akissi-So	HRD474	REVC-DD	685 659	247 582	220	-60	150		0	119.5				—
Hiré	Akissi-So	HRC475	REVC	685 434	247 085	212	-60	150		0	145				—
Hiré	Akissi-So	HRC476	REVC	685 530	247 254	215	-60	150		0	104				—
Hiré	Chappelle	HRC477	REVC	684 199	247 999	194	-60	150	145	0	145	112	113	1	1.56
Hiré	Chappelle	HRC478	REVC	68 454	248 728	197	-60	150	115	1	115				—

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Chappelle	HRC479	REVC	684 513	248 738	215	-60	150	174	1	174	7	9	2	5.69
												65	75	10	4.69
												87	90	3	4.27
												150	151	1	2.23
												158	160	2	3.00
Hiré	Chappelle	HRC480	REVC	684 322	248 293	208	-60	150	109	1	109	39	50	11	1.58
												59	60	1	1.37
												64	65	1	1.76
												67	68	1	1.18
Hiré	Chappelle	HRC481	REVC	684 428	248 509	210	-60	150	83	2	83	24	26	2	1.07
												32	33	1	1.67
												65	66	1	1.53
												70	71	1	6.33
Hiré	Chappelle	HRC482	REVC	684 455	248 496	210	-60	150	80	0	80	3	5	2	1.05
												17	18	1	3.57
												22	23	1	1.16
Hiré	Chappelle	HRC483	REVC	684 401	248 525	211	-60	150	63	0	63				—
Hiré	Chappelle	HRC484	REVC	684 509	248 561	210	-60	150	113	0	113				—
Hiré	Chappelle	HRC485	REVC	684 485	248 575	211	-60	150	97	0	97	26	36	10	1.07
												51	84	33	1.14
												93	97	4	2.32
Hiré	Chappelle	HRC486	REVC	684 462	248 591	212	-60	150	109	0	109	54	56	2	4.70
Hiré	Chappelle	HRC487	REVC	684 510	248 655	214	-60	150	115	0	115				—
Hiré	Chappelle	HRC488	REVC	684 487	248 666	215	-60	150	108	0	108	78	82	4	1.42
												100	103	3	1.66
Hiré	Chappelle	HRC489	REVC	684 461	248 681	216	-60	150	60	1	60				—
Hiré	Chappelle	HRC490	REVC	684 506	248 834	213	-60	150	79	0	79	6	7	1	4.42
												15	26	11	1.62
												43	44	1	1.12
Hiré	Chappelle	HRC491	REVC	684 533	248 819	211	-60	150	93	0	93	54	57	3	5.93
Hiré	Chappelle	HRC492	REVC	684 558	248 804	210	-60	150	80	0	80	7	24	17	2.52
												27	32	5	1.29
												40	43	3	5.10
												76	77	1	1.23
Hiré	Chappelle	HRC493	REVC	684 586	248 789	208	-60	150	97	0	97	95	97	2	2.73
Hiré	Chappelle	HRC494	REVC	684 523	248 918	212	-60	150	133	0	133	117	122	5	8.26
Hiré	Chappelle	HRC495	REVC	684 557	248 900	194	-60	150	157	2	157				—
Hiré	Chappelle	HRC496	REVC	684 625	248 871	190	-60	150	63	0	63	3	4	1	1.47
												20	32	12	3.98
												53	56	3	1.14

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Chappelle	HRC497	REVC	684 525	249 012	196	-60.22	155.4	115	0	115				—
Hiré	Chappelle	HRC498	REVC	684 522	249 108	198	-60	150	88	1	88	41	43	2	1.97
Hiré	Chappelle	HRC499	REVC	684 556	248 995	192	-60	150	99	0	99	4	6	2	1.02
												31	37	6	3.63
												43	70	27	4.52
												85	91	6	1.16
												94	99	5	1.99
Hiré	Chappelle	HRC500	REVC	684 553	249 090	196	-60	150	97	2	97	11	12	1	1.10
												24	34	10	1.20
Hiré	Chappelle	HRC501	REVC	684 634	248 953	189	-58.68	152.3	79	1	79	11	12	1	5.22
Hiré	Chappelle	HRC502	REVC	684 664	248 935	189	-60	150	79	1	79	5	16	11	7.16
Hiré	Chappelle	HRC503	REVC	684 579	249 075	193	-60	150	102	0	102				—
Hiré	Chappelle	HRC504	REVC	684 601	249 062	193	-60	150	73	2	73				—
Hiré	Chappelle	HRC505	REVC	684 627	249 047	192	-60	150	70	1	70	26	27	1	1.31
												34	35	1	2.73
Hiré	Chappelle	HRC506	REVC	684 706	249 002	188	-60	150	88	0	88	64	84	20	2.15
Hiré	Agbalé	HRC508	REVC	686 508	248 508	185	-60	150	70	0	70	0	1	1	2.26
												3	4	1	1.13
												23	24	1	1.81
												27	28	1	1.22
Hiré	Agbalé	HRC509	REVC	686 540	248 493	183	-60	150	101	0	101	91	93	2	1.28
Hiré	Agbalé	HRC510	REVC	686 443	248 458	185	-60	150	51	1	51	23	24	1	3.45
Hiré	Agbalé	HRC511	REVC	686 472	248 441	183	-60.93	146	71	1	71	52	53	1	1.30
Hiré	Agbalé	HRC512	REVC	686 498	248 427	181	-60	150	102	0	102	55	56	1	2.15
												64	72	8	1.43
												99	100	1	1.85
Hiré	Chappelle	HRC513	REVC	683 776	247 455	185	-60	150	61	2	61	14	17	3	1.75
Hiré	Chappelle	HRC514	REVC	683 803	247 439	185	-60	150	100	0	100	15	22	7	1.65
												78	100	22	3.89
Hiré	Chappelle	HRC515	REVC	683 826	247 423	186	-60	150	107	1	107				—
Hiré	Chappelle	HRC516	REVC	683 812	247 526	189	-60	150	61	1	61	1	4	3	3.16
Hiré	Chappelle	HRC517	REVC	683 840	247 512	192	-60	150	90	3	90	29	30	1	1.80
												53	55	2	1.42
												60	70	10	1.40
Hiré	Chappelle	HRC518	REVC	683 866	247 493	190	-60	150	85	1	120				—
Hiré	Chappelle	HRC519	REVC	683 987	247 663	198	-60	150	60	1	60				—
Hiré	Chappelle	HRC520	REVC	683 922	247 644	199	-60	150	90	0	90	23	41	18	1.72
Hiré	Chappelle	HRC521	REVC	683 947	247 635	203	-60	150	100	0	100	36	37	1	1.01
Hiré	Chappelle	HRC522	REVC	683 836	247 607	195	-60	150	60	0	60				—
Hiré	Chappelle	HRC523	REVC	683 907	247 566	198	-60	150	120	1	120				—

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Chappelle	HRC524	REVC	683 937	247 730	204	-60	150	60	0	60				—
Hiré	Chappelle	HRC525	REVC	683 963	247 714	204	-60	150	90	1	63				—
Hiré	Central Vein	HRC565	REVC	684 634	247 735	198	-60	150	80	0	80				—
Hiré	Central Vein	HRC566	REVC	684 666	247 718	201	-60	150	80	0	80				—
Hiré	Agbalé	HRC600	REVC	686 375	248 400	185	-60	150	50	0	50	23	29	6	1.73
Hiré	Agbalé	HRC601	REVC	686 408	248 385	181	-60	150	70	0	70	0	7	7	1.09
												16	17	1	1.25
												19	20	1	1.19
												26	28	2	4.31
												61	64	3	3.71
Hiré	Agbalé	HRC602	REVC	686 453	248 358	180	-60	150	100	0	100				—
Hiré	Agbalé	HRC603	REVC	686 332	248 245	179	-60	150	50	2	50				—
Hiré	Agbalé	HRC604	REVC	686 360	248 227	175	-60	150	71	0	71	35	36	1	2.31
												48	50	2	7.28
Hiré	Agbalé	HRC605	REVC	686 385	248 216	174	-60	150	102	0	102				—
Hiré	Agbalé	HRC606	REVC	686 250	248 105	179	-60	150	50	1	50				—
Hiré	Agbalé	HRC607	REVC	686 278	248 090	173	-60	150	70	0	70	16	17	1	2.08
Hiré	Agbalé	HRC608	REVC	686 305	248 074	178	-60	150	114	0	114	32	34	2	1.14
												84	91	7	3.19
Hiré	Agbalé	HRC609	REVC	686 222	247 939	179	-60	150	50	0	50				—
Hiré	Agbalé	HRC610	REVC	686 252	247 924	179	-60	150	87	0	87	42	46	4	4.42
												57	59	2	2.05
												66	67	1	1.88
Hiré	Agbalé	HRC611	REVC	686 276	247 908	175	-60	150	100	0	100				—
Hiré	Agbalé	HRC612	REVC	686 189	247 775	179	-60	150	68	0	68	58	65	7	6.82
Hiré	Agbalé	HRC613	REVC	686 215	247 762	176	-60	150	72	0	72				—
Hiré	Agbalé	HRC614	REVC	686 242	247 746	178	-60	150	106	0	105				—
Hiré	Agbalé	HRC615	REVC	686 109	247 630	180	-60	150	54	0	54				—
Hiré	Agbalé	HRC616	REVC	686 135	247 617	178	-60	150	76	0	76				—
Hiré	Agbalé	HRC617	REVC	686 160	247 602	177	-60	150	100	0	100				—
Hiré	Agbalé	HRC618	REVC	686 238	247 885	179	-60	150	54	0	54	45	48	3	6.20
Hiré	Agbalé	HRC619	REVC	686 266	247 866	178	-60	150	81	0	81				—
Hiré	Agbalé	HRC620	REVC	686 291	247 851	176	-60	150	105	0	105				—
Hiré	Agbalé	HRC621	REVC	686 234	248 070	177	-60	150	50	0	51				—
Hiré	Agbalé	HRC622	REVC	686 258	248 056	181	-60	150	80	2	80				—
Hiré	Agbalé	HRC623	REVC	686 285	248 040	177	-60	150	114	0	114	58	62	4	10.89
Hiré	Agbalé	HRC624	REVC	686 314	248 206	180	-60	150	70	1	70	33	34	1	1.79
												40	44	4	1.40
Hiré	Agbalé	HRC625	REVC	686 339	248 194	177	-60	150	102	0	102	4	5	1	1.33

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Agbalé	HRC626	REVC	686 266	248 178	174	-60	150	126	0	126	0	1	1	6.50
												12	13	1	7.27
Hiré	Agbalé	HRC627	REVC	686 383	248 353	180	-60	150	52	0	52				—
Hiré	Agbalé	HRC628	REVC	686 488	248 322	176	-60	150	102	0	102	78	79	1	7.55
												99	100	1	1.08
												101	102	1	1.39
Hiré	Agbalé	HRC629	REVC	686 419	248 331	180	-60	150	105	0	105	29	31	2	4.04
												52	53	1	1.94
												57	58	1	1.22
												61	68	7	1.44
												79	82	3	2.82
												96	97	1	1.49
Hiré	Agbalé	HRC630	REVC	686 558	248 672	185	-60	150	72	0	72				—
Hiré	Agbalé	HRC631	REVC	686 586	248 654	184	-60	150	72	0	26				—
Hiré	Agbalé	HRC634	REVC	686 663	248 607	180	-60	150	81	0	81	61	62	1	1.26
Hiré	Agbalé	HRC635	REVC	686 046	247 348	182	-60	150	70	0	70				—
Hiré	Agbalé	HRC636	REVC	686 019	247 364	186	-60	150	74	1	74	12	13	1	1.11
												73	74	1	1.52
Hiré	Agbalé	HRC637	REVC	685 993	247 381	192	-60	150	70	0	70				—
Hiré	Agbalé	HRC638	REVC	685 966	247 209	196	-60	150	71	0	71				—
Hiré	Agbalé	HRC639	REVC	685 874	247 224	186	-60	150	70	0	70				—
Hiré	Agbalé	HRC640	REVC	685 991	247 193	180	-60	150	70	0	70				—
Hiré	Agbalé	HRC641	REVC	685 796	246 843	205	-60	150	71	0	71				—
Hiré	Agbalé	HRC642	REVC	685 820	246 830	204	-60	150	70	0	70	18	19	1	2.19
Hiré	Agbalé	HRC643	REVC	685 848	246 817	197	-60	150	70	0	70				—
Hiré	Agbalé	HRC644	REVC	685 840	246 960	195	-60	150	70	0	70				—
Hiré	Agbalé	HRC645	REVC	685 869	246 945	199	-60	150	70	0	70	31	35	4	1.97
Hiré	Agbalé	HRC646	REVC	685 894	246 930	198	-60	150	72	0	72				—
Hiré	Agbalé	HRC651	REVC	686 362	248 319	181	-60	150	50	1	50				—
Hiré	Agbalé	HRC652	REVC	686 388	248 304	182	-60	150	73	2	73	7	8	1	1.12
												48	51	3	1.83
Hiré	Agbalé	HRC653	REVC	686 417	248 285	178	-60	150	100	0	100	38	39	1	1.62
												83	84	1	1.30
												95	96	1	1.05
Hiré	Agbalé	HRC654	REVC	686 434	248 367	180	-60	150	70	0	70	50	51	1	1.06
Hiré	Agbalé	HRC655	REVC	686 294	248 175	179	-60	150	61	1	61	1	3	2	1.67
												6	7	1	1.75
												12	13	1	1.12
												14	15	1	1.03
Hiré	Agbalé	HRC656	REVC	686 321	248 162	174	-60	150	83	0	83	74	78	4	2.06

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Agbalé	HRC657	REVC	686 346	248 146	179	-60	150	100	0	100	80	81	1	2.39
Hiré	Agbalé	HRC658	REVC	686 212	248 036	175	-60	150	50	0	50				—
Hiré	Agbalé	HRC659	REVC	686 239	248 021	177	-60	150	70	1	70				—
Hiré	Agbalé	HRC660	REVC	686 266	248 005	179	-60	150	106	0	106	39	45	6	2.35
												49	50	1	2.24
												66	69	3	1.48
Hiré	Agbalé	HRC661	REVC	686 220	247 846	183	-60	150	54	0	54	37	39	2	3.85
												52	54	2	1.85
Hiré	Agbalé	HRC662	REVC	686 245	247 832	180	-60	150	79	1	79				—
Hiré	Agbalé	HRC663	REVC	686 275	247 812	172	-60	150	102	0	102	83	84	1	1.79
Hiré	Agbalé	HRC664	REVC	686 151	247 704	183	-60	150	60	0	60	29	31	2	1.44
Hiré	Agbalé	HRC665	REVC	686 177	247 690	181	-60	150	70	1	70				—
Hiré	Agbalé	HRC666	REVC	686 202	247 674	179	-60	150	100	0	100				—
Hiré	Agbalé	HRC667	REVC	686 094	247 549	179	-60	150	51	0	51	49	50	1	1.28
Hiré	Agbalé	HRC668	REVC	686 120	247 533	176	-60	150	54	0	54				—
Hiré	Agbalé	HRC669	REVC	686 148	247 518	174	-60	150	100	0	100				—
Hiré	Agbalé	HRC670	REVC	686 220	247 988	182	-60	150	50	0	50				—
Hiré	Agbalé	HRC671	REVC	686 247	247 971	181	-60	150	90	0	90	0	1	1	3.16
												43	44	1	2.30
Hiré	Agbalé	HRC672	REVC	686 270	247 956	180	-60	150	134	0	134	110	111	1	6.07
Hiré	Agbalé	HRC673	REVC	686 275	248 139	177	-60	150	74	0	74	62	63	1	4.58
Hiré	Agbalé	HRC674	REVC	686 299	248 124	175	-60	150	136	0	135	43	50	7	4.61
												82	83	1	1.26
												115	118	3	10.00
Hiré	Agbalé	HRC675	REVC	686 327	248 108	177	-60	150	152	0	70	56	58	2	1.09
Hiré	Agbalé	HRC677	REVC	686 406	248 248	176	-60	150	108	16	108				—
Hiré	Agbalé	HRC678	REVC	686 363	248 274	181	-60	150	50	0	50				—
Hiré	Agbalé	HRC679	REVC	686 525	248 597	183	-60	150	72	0	72	32	33	1	1.06
												50	51	1	1.75
Hiré	Agbalé	HRC680	REVC	686 544	248 587	183	-60	150	83	0	83	45	58	13	1.33
Hiré	Agbalé	HRC681	REVC	686 573	248 568	183	-60	150	70	0	70	3	4	1	1.40
												63	64	1	1.41
Hiré	Agbalé	HRC682	REVC	686 600	248 553	179	-60	150	70	0	70				—
Hiré	Agbalé	HRC683	REVC	686 621	248 542	177	-60	150	70	0	70	24	25	1	1.08
Hiré	Agbalé	HRC684	REVC	686 038	247 449	182	-60	150	70	0	70	2	5	3	1.86
Hiré	Agbalé	HRC685	REVC	686 067	247 432	183	-60	150	70	0	70				—
Hiré	Agbalé	HRC686	REVC	686 088	247 418	190	-60	150	76	1	76				—
Hiré	Agbalé	HRC687	REVC	686 076	247 519	191	-60	150	70	0	70	0	2	2	8.28
												6	7	1	1.10
Hiré	Agbalé	HRC688	REVC	686 101	247 502	182	-60	150	70	0	70				—

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Hiré	Agbalé	HRC689	REVC	686 127	247 489	180	-60	150	70	0	70				—
Hiré	Agbalé	HRC690	REVC	686 006	247 275	179	-60	150	84	0	84	61	69	8	1.78
Hiré	Agbalé	HRC691	REVC	685 980	247 291	183	-60	150	70	0	70				—
Hiré	Agbalé	HRC692	REVC	686 031	247 260	178	-60	150	70	0	70				—
Hiré	Agbalé	HRC693	REVC	685 828	246 922	203	-60	150	72	0	72				—
Hiré	Agbalé	HRC694	REVC	685 853	246 904	199	-60	150	89	0	89	23	37	14	2.96
												47	48	1	3.27
												81	82	1	1.08
												83	84	1	1.35
Hiré	Agbalé	HRC695	REVC	685 880	246 990	199	-60	150	100	0	100				—
Hiré	Agbalé	HRC696	REVC	685 865	246 989	196	-60	150	73	0	73				—
Hiré	Agbalé	HRC697	REVC	685 892	246 972	198	-60	150	70	0	70	18	24	6	1.50
Hiré	Agbalé	HRC698	REVC	685 919	246 959	195	-60	150	100	0	100				—
Hiré	Agbalé	HRC699	REVC	685 874	247 071	193	-60	150	70	0	71				—
Hiré	Agbalé	HRC700	REVC	685 899	247 061	196	-60	150	70	0	70				—
Hiré	Agbalé	HRC701	REVC	685 925	247 043	193	-60	150	70	0	70				—
Oumé	Dougbafla East	ORC472	REVC	703 575	240 800	156	-60	90	64	0	64	52	56	4	1.98
Oumé	Dougbafla East	ORC473	REVC	703 624	241 276	159	-60	90	62	0	62	2	4	2	1.88
Oumé	Dougbafla East	ORC474	REVC	703 626	241 250	159	-60	90	60	0	60	44	45	1	30.90
Oumé	Dougbafla East	ORC475	REVC	703 626	241 224	159	-60	90	60	0	60				—
Oumé	Dougbafla East	ORC476	REVC	703 626	241 201	159	-60	90	60	0	60	10	11	1	1.95
Oumé	Dougbafla East	ORC477	REVC	703 628	241 174	160	-60	90	60	0	60	4	8	4	1.29
Oumé	Dougbafla East	ORC478	REVC	703 626	241 148	160	-60	90	60	0	60	4	12	8	1.35
												23	39	16	2.77
												55	56	1	2.05
Oumé	Dougbafla East	ORC479	REVC	703 625	241 124	158	-60	90	36	0	36	20	32	12	1.35
Oumé	Dougbafla East	ORC480	REVC	703 623	241 101	158	-60	90	84	0	84	9	11	2	1.64
												43	44	1	1.50
												45	46	1	1.20
												59	60	1	1.52
												70	72	2	2.13
												75	79	4	1.41
												81	82	1	1.07
Oumé	Dougbafla East	ORC481	REVC	703 623	241 121	158	-60	90	68	0	68	30	39	9	1.77
												52	59	7	3.13
Oumé	Dougbafla East	ORC482	REVC	703 625	240 923	154	-60	90	60	0	60				—
Oumé	Dougbafla East	ORC483	REVC	703 627	240 900	153	-60	90	64	0	64				—
Oumé	Dougbafla East	ORC484	REVC	703 678	241 226	152	-60	90	68	0	68	22	23	1	1.17
Oumé	Dougbafla East	ORC485	REVC	703 677	241 199	156	-60	90	68	0	68	6	12	6	1.33
												15	25	10	1.63

			Type of						Final	Assay received		Gold intercept (>1ppm, 0.5 cut-off)
Permit	Prospect	Hole ID	Drilling	Regional_N	Regional_E	RL	Incl	Azimuth	depth	From	To	From	To	Width	Au
Oumé	Dougbafla East	ORC486	REVC	703 674	241 145	155	-60	90	59	0	59	48	49	1	1.21
Oumé	Dougbafla East	ORC487	REVC	703 723	241 251	152	-60	90	68	0	68	28	35	7	6.49
Oumé	Dougbafla East	ORC488	REVC	703 725	241 225	153	-60	90	64	0	64	9	20	11	1.23
												27	28	1	2.30
												51	55	4	1.33
Oumé	Dougbafla East	ORC489	REVC	703 726	241 200	150	-60	90	60	0	60	30	32	2	3.42
												37	39	2	2.09
Oumé	Dougbafla East	ORC490	REVC	703 725	241 175	145	-60	90	60	0	60	11	14	3	1.65
												31	33	2	1.31
												59	60	1	1.01
Oumé	Dougbafla East	ORC491	REVC	703 725	241 152	146	-60	90	61	0	61	18	19	1	2.11
												52	54	2	1.33
Oumé	Dougbafla East	ORC492	REVC	703 724	241 124	146	-60	90	20	0	20				—
Oumé	Dougbafla East	ORC493	REVC	703 425	241 048	160	-60	90	78	0	78	60	61	1	1.02
Oumé	Dougbafla East	ORC494	REVC	703 424	240 748	164	-60	90	60	0	60				—
Oumé	Dougbafla East	ORC495	REVC	703 424	240 724	163	-60	90	60	0	60	31	35	4	3.75
Oumé	Dougbafla East	ORC496	REVC	703 424	240 700	160	-60	90	64	0	64	4	6	2	4.43
												34	38	4	1.73
												50	51	1	1.28
												59	61	2	5.13
Oumé	Dougbafla East	ORC497	REVC	703 424	240 673	161	-60	90	80	0	80				—
Oumé	Dougbafla East	ORC498	REVC	703 475	240 775	159	-60	90	64	0	64				—
Oumé	Dougbafla East	ORC499	REVC	703 474	240 751	158	-60	90	60	0	60	54	56	2	3.70
Oumé	Dougbafla East	ORC500	REVC	703 475	240 727	157	-60	90	81	0	81	60	62	2	2.48
												76	77	1	3.75
Oumé	Dougbafla East	ORC501	REVC	703 475	240 702	157	-60	90	64	0	64	44	45	1	1.21
Oumé	Dougbafla East	ORC502	REVC	703 523	240 849	159	-60	90	64	0	64	20	23	3	1.21
Oumé	Dougbafla East	ORC503	REVC	703 525	240 824	158	-60	90	60	0	60				—
Oumé	Dougbafla East	ORC504	REVC	703 523	240 800	155	-60	90	67	0	67	3	4	1	9.34
												32	33	1	1.38
Oumé	Dougbafla East	ORC505	REVC	703 522	240 775	152	-60	90	68	0	68	32	40	8	8.02
												52	54	2	1.12
												57	58	1	1.85